SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File Number: 1-13163

A.           Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Res-Care, Inc. Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

RES-CARE, INC. RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered
Public Accounting Firm Thereon)

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator
Res-Care, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Res-Care, Inc. Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy Chilton Medley LLP

Louisville, Kentucky
June 24, 2010

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS

Investments, at fair value	$93,327,917	$17,061,182
Participant loans	3,911,496	3,542,478

	97,239,413	20,603,660

Non-interest bearing cash	—	56,794,773

Receivables:
Employer’s contribution	271	653,146
Participants’ contribution	1,656	184,701

	1,927	837,847

Net assets available for benefits	$97,241,340	$78,236,280

See accompanying independent auditor’s report and notes to financial statements

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2009

Additions To Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments	$13,859,023
Interest and dividends	1,234,082
15,093,105
Contributions:
Employer	4,352,411
Participants'	9,083,877
Rollover	767,204
14,203,492

Total additions	29,296,597

Deductions From Net Assets Attributed To:
Benefits paid	10,203,397
Administrative expenses	88,140

Total deductions	10,291,537

Net increase	19,005,060

Net Assets Available For Benefits:

Beginning of year	78,236,280

End of year	$97,241,340

See accompanying independent auditor’s report and notes to financial statements

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A—DESCRIPTION OF PLAN

The following description of the Res-Care, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution participant-directed plan covering certain employees of Res-Care, Inc. and certain subsidiaries (the Company) who work 1,000 hours or more during a calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Trustee and Recordkeeper — Orchard Trust Company, LLC served as trustee of the Plan and Great-West Retirement Services as recordkeeper through December 31, 2008.  Effective January 1, 2009, the Plan appointed Bank of America as trustee and Hartford Retirement Plans Group as recordkeeper.

Contributions — Each year, participants may contribute up to 25 percent of pretax annual compensation, up to a dollar limit, as defined in the Plan. The Company provides a discretionary contribution. In 2009, the Company provided a safe-harbor matching contribution of 100 percent for the first 3 percent and 50 percent of the next 2 percent of base compensation that any non-highly compensated participant contributes to the Plan. A highly compensated participant (HCE) is any employee who is a 5 percent or greater shareholder in the Company at any time during the year or earned and received gross compensation from the Company in excess of the HCE compensation cap for the preceding Plan year ($110,000 for the 2009 Plan year). At the end of each Plan year, management of the Company decides the extent to which a matching contribution will be made for HCE’s, who may receive the same match percentage or a lesser percentage. During the third quarter of 2009, management determined that there would be no HCE match for Plan year 2009.

Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. During 2009, such distributions contributed to the Plan approximated $767,000.

Participants are immediately vested in their contributions and the Company matching contributions plus actual earnings thereon.  They may direct the investment of all contributions into various investment options offered by the Plan.

Participants’ Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) investment earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1 percent. Principal and interest are paid ratably through payroll deductions at each regular pay period.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE A—DESCRIPTION OF PLAN—CONTINUED

Payment of Benefits — Upon termination of service, a participant may elect to receive a lump-sum amount in cash equal to the value of the participant’s vested interest in his or her account, or a direct rollover into another qualified plan. Benefits are also paid upon retirement, death or disability.

Forfeitures — Any forfeitures of terminated participants’ nonvested accounts are available to reduce the amount of employer matching contributions or for payment of proper Plan expenses. For these purposes, all Trust Fund earnings and net gain or loss attributable to a forfeiture shall be treated as part of that forfeiture. During 2009, employer contributions recorded on the Statement of Changes in Net Assets Available for Benefits were reduced $10,087 by forfeitures. There are no forfeitures available to reduce future employer contributions as of December 31, 2009.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Following are the significant accounting policies followed by the Plan.

Basis of Presentation — The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

Adoption of New Accounting Standards — In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, entitled The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (GAAP).  In substance, SFAS No. 168 makes the FASB Accounting Standards Codification (ASC) the sole source of authoritative accounting technical literature for nongovernmental entities.  All accounting guidance that is not included in the ASC now is considered to be non-authoritative. The ASC is effective for interim and annual reporting periods ending after September 15, 2009. The Plan adopted the ASC upon issuance, with no material impact to the financial statements.

In April 2009, the FASB issued guidance that reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. It also emphasizes the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance also expands disclosures and requires that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance is effective for periods ending after June 15, 2009. The adoption did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, and pooled separate accounts).  This guidance also requires additional disclosures of the attributes of these investments. The guidance is effective for periods ending after December 15, 2009.  The adoption did not have a material impact on the Plan’s financial statements.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

In January 2010, the FASB issued guidance which expands the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statements.

Valuation of Investments and Income Recognition — The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of mutual funds are valued at published market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.

Res-Care, Inc. common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Res-Care, Inc. common stock but rather own an interest in the unitized fund.  The fund consists of common stock and cash sufficient to meet the fund’s daily cash needs.  Unitizing the fund allows for daily trades.  The value of a unit reflects the combined value of the Res-Care, Inc. common stock and cash held by the fund.  The common stock is valued at its published market price on the last business day of the Plan year.

Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Administration of Plan Assets — Contributions are held and managed by the trustee, which invests cash received, interest and dividend income and makes distributions to participants. The trustee also administers the payment of interest and principal on the participant loans, which is reimbursed to the trustee through contributions as determined by the Company.

Payment of Benefits — Benefits are recorded when paid.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Subsequent Events — The Plan’s management evaluated subsequent events through the date on which the financial statements were available to be issued and no additional disclosures were required except as disclosed in Note H.

NOTE C—INVESTMENTS

The following table represents individual investments which exceed 5 percent of the Plan’s net assets available for benefits. In conjunction with the termination of the trustee agreement with Orchard Trust Company, LLC, all investments held by the Plan at December 31, 2008, with the exception of those transferred in-kind to the successor trustee, Bank of America, were liquidated on December 31, 2008 and converted to non-interest bearing cash.

	December 31,
	2009	2008

Mutual funds:
American Funds Money Market R4	$21,215,276	$—
T. Rowe Price Mid Cap Growth Fund	13,253,557	9,190,904
Columbia Value and Restructuring Fund Class Z	11,370,052	—
Columbia Balanced Fund Class Z	9,713,640	—
American Century Ginnie Mae Fund	8,401,159	—
American Funds Growth Fund of America Class R4	6,198,727	—
Lord Abbett Small Cap Value Fund Class A	6,196,502	4,165,169
American Funds EuroPacific Growth Fund Class R4	6,138,204	—

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE C—INVESTMENTS—CONTINUED

During 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Mutual funds:
American Century Ginnie Mae Fund	$126,366
American Funds EuroPacific Growth Fund Class R4	1,447,372
American Funds Growth Fund of America Class R4	1,344,031
American Funds Money Market R4	(698)
Columbia Balanced Fund Class Z	1,773,458
Columbia Large Cap Index Class Z	689,221
Columbia Small Cap Growth II Class Z	21,660
Columbia Small Cap Value I Class Z	30,104
Columbia Value and Restructuring Fund Class Z	3,270,675
Eaton Vance Dividend Builder Class A	238,839
Lord Abbett Small Cap Value Fund Class A	1,400,528
Perkins Mid Cap Value Class S	85,433
T. Rowe Price Mid Cap Growth Fund	4,290,050

Res-Care, Inc. Common Stock Fund	(858,016)
$13,859,023

NOTE D—FAIR VALUE MEASUREMENT

ASC 820-10, Fair Value Measurements (ASC 820-10), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are described below:

Level 1                                Quoted prices in active markets for identical securities.

Level 2                                Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3                                Significant unobservable inputs.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE D—FAIR VALUE MEASUREMENT—CONTINUED

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$90,546,114	$—	$—	$90,546,114
Common stock fund	2,781,803	—	—	2,781,803
Participant loans	—	—	3,911,496	3,911,496

Total assets at fair value	$93,327,917	$—	$3,911,496	$97,239,413

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$13,356,073	$—	$—	$13,356,073
Common stock fund	3,705,109	—	—	3,705,109
Participant loans	—	—	3,542,478	3,542,478

Total assets at fair value	$17,061,182	$—	$3,542,478	$20,603,660

Level 3 Assets
Year Ended December 31, 2009
Participant
loans
Balance, beginning of year	$3,542,478
Purchases, sales, issuances and settlements, net	369,018

Balance, end of year	$3,911,496

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE E—RELATED PARTY TRANSACTIONS

At December 31, 2009 and 2008, Plan assets totaling $2,781,803 and $3,705,109, respectively, were invested in the Res-Care, Inc. Common Stock Fund (the Fund) which invests in the common stock of Res-Care, Inc., a related party. At December 31, 2009 and 2008, the Fund’s investment in Res-Care, Inc. common stock totaled $2,541,795 and $3,441,773, respectively, with remaining Fund investments consisting of a cash reserves fund. During the year ended December 31, 2009, the Fund had purchases and sales of Res-Care, Inc. common stock of $83,418 and $123,077, respectively.  In addition, certain administrative functions are provided by the Company at no cost to the Plan and certain administrative costs incurred by the Plan are paid by the Company. These transactions qualify as party-in-interest transactions.

NOTE F—INCOME TAXES

A determination letter dated November 30, 2007 has been received from the Internal Revenue Service stating that the Plan and the related trust qualified under the Internal Revenue Code (IRC) and, therefore, are exempt from federal income taxes.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.  Accordingly, a provision for federal income taxes has not been made.

NOTE G—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE H—SUBSEQUENT EVENT

In December 2009, the Company exercised its right under the Plan agreement to discontinue its matching contributions to the Plan effective January 1, 2010.

SUPPLEMENTARY SCHEDULE

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 61-0875371          Plan: 002

December 31, 2009

	Identity of Issue, Borrower,		Current
(a)	Lessor, or Similar Party (b)	Description of investment (c)	Value (e)

	Bank of America, N.A	American Century Ginnie Mae Fund — 786,625 shares	$8,401,159
	Bank of America, N.A	American Funds EuroPacific Growth Fund Class R4 — 162,731 shares	6,138,204
	Bank of America, N.A	American Funds Growth Fund of America Class R4 — 228,651 shares	6,198,727
	Bank of America, N.A	American Funds Money Market R4 — 21,215,276 shares	21,215,276
	Bank of America, N.A	Columbia Balanced Fund Class Z — 407,281 shares	9,713,640
	Bank of America, N.A	Columbia Large Cap Index Class Z — 202,110 shares	4,347,381
	Bank of America, N.A	Columbia Small Cap Growth II Class Z — 14,024 shares	132,943
	Bank of America, N.A	Columbia Small Cap Value I Class Z — 4,212 shares	159,241
	Bank of America, N.A	Columbia Value and Restructuring Fund Class Z — 265,717 shares	11,370,052
	Bank of America, N.A	Eaton Vance Dividend Builder Class A — 320,287 shares	3,068,350
	Bank of America, N.A	Lord Abbett Small Cap Value Fund Class A — 248,855 shares	6,196,502
	Bank of America, N.A	Perkins Mid Cap Value Class S — 17,740 shares	351,082
	Bank of America, N.A	T. Rowe Price Mid Cap Growth Fund — 283,377 shares	13,253,557
*	Bank of America, N.A.	Res-Care, Inc. Common Stock Fund — 99,501 units	2,781,803
*	Participant Loans	Interest rates 4.25% - 9.25% per annum, various maturities	3,911,496

			$97,239,413

* Denotes party-in-interest

Cost information (column (d)) is not required due to Plan being participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RES-CARE, INC. RETIREMENT SAVINGS PLAN

	By:	/s/ Ralph G. Gronefeld, Jr.
Ralph G. Gronefeld, Jr.
President and Chief Executive Officer
Res-Care, Inc.

	By:	/s/ David W. Miles
David W. Miles
Executive Vice President and Chief Financial Officer
Res-Care, Inc.

Date: June 29, 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm